EXHIBIT 99.1

NEWS RELEASE
OTC BB: VCTZF
Cusip# 91881202

Friday November 19th, 2010

Announcement of Changes to the Board of Directors

BRITISH COLUMBIA--(Marketwire – November 19th, 2010) -Valcent Products Inc. (OTCBB: VCTZF), is pleased to announce the appointment of Mr. Ray Torresan to the Board of Directors. Ray is an experienced venture capitalist and past president of Torresan|TCI Communications, one of Vancouver’s most well known public relations companies. He personally managed stakeholder communications programs for many of BC’s major organizations. A recipient of a National Award of Excellence from the Canadian Public Relations Society (CPRS) for his work in corporate communications and reputation management, Ray received his APR (Accredited Public Relations Practitioner) from CPRS and is a past-director of its Vancouver chapter.

“We are extremely pleased to have an individual with Ray’s experience, drive and energy join our Board” said Chris Bradford, Chairman of the Board. “ Ray brings a wealth of knowledge to our organization with particular expertise in business development and marketing”

Valcent would also like to acknowledge the resignation of Mr. Bob Baker from the Board of Directors. “I would like to personally thank Bob for the contribution that he has made to Valcent during this transitional period and wish him well in the future” said Chris Bradford.

Mr. John Hamilton will be taking over responsibility for the CFO function previously handled by Bob Baker. John is a senior level executive with hands on experience in management, business leadership and working directly with Board of Directors, Bankers, Attorneys and Auditors. He is a results oriented professional with extensive experience working within an entrepreneurial environment from start up companies to larger private and public companies. Areas of expertise include, Budget Development, Financial & Strategic Planning, Valuation Techniques, Project Management, Cash Flow Modeling and Mergers and Acquisitions Negotiations.
“I am delighted to have John take on this vital role” said Chris “and look forward to his active participation in Valcent”

VALCENT PRODUCTS INC. is a leader in the development and manufacturing of a commercial vertical crop technology, (VertiCroptm) for global markets. Valcent is a pioneer and leader in eco-technology with its core research and development in sustainable, renewable, and intensive agricultural products. It offers a cost effective solution for crop production with significant operating and capital cost savings over field agriculture. VertiCroptm can be installed in virtually any location and therefore adjacent to local communities and markets. It enables producers to grow a variety of salad crops and certain vegetables in a controlled, eco-friendly environment, eliminating the need for herbicides and pesticides. VertiCroptm can provide a secure and profitable growing solution for cultivating high quality, nutritious produce by reducing both food miles and distribution costs and ensuring a fresh food supply that is close to consumer markets.

Contacts:
Investor Relations:

Email: info@valcent.net
Address: Suite 1000 - 789 West Pender Street
Vancouver, BC
Canada V6C 1H2
Telephone: 604-606-7979
Toll Free: 1-800-877-1626

Safe Harbor for Forward Looking Statements: This press release contains forward-looking information, in that it describes events and conditions, which Valcent Products, Inc. reasonably expects to occur in the future, and statements including opinions, assumptions and estimates. Forward-looking statements include information that does not relate strictly to historical or current facts. When used in this document, the words "seeks", "anticipate", "believe", estimate", "expect", "forecast", "intent", "may", "project", "plan", "potential", "should" and similar expressions are intended to be among the statements that identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, including inability to complete sales in process or develop positive cash flow from anticipated product sales, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Valcent disclaims any obligation to update any forward-looking statement made herein.